Caterpillar Financial Asset Trust 2003-A

STATEMENT TO CERTIFICATEHOLDER	EXHIBIT 99.2

ORIGINAL DEAL PARAMETERS
Certificate Balance	$10,243,196.21

INPUTS FROM PREVIOUS PERIOD STATEMENT TO CERTIFICATEHOLDER
Certificate Balance	N/A

CALCULATION OF DISTRIBUTABLE AMOUNTS
Deposit to Certificate Distribution Account from Collection Account plus	$6,526,811.13
Deposit to Certificate Distribution Account from Principal Distribution Account	$0.00
Deposit to Certificate Distribution Account from Reserve Account	$0.00
Total Deposit to Certificate Distribution Account	$6,526,811.13

DISTRIBUTIONS FROM CERTIFICATE DISTRIBUTION ACCOUNT
1. Principal to Fixed Rate Certificateholders	$0.00
2. Any remaining amounts to the Seller	$6,526,811.13
3. Amount of Principal being paid on Certificate	$0.00
per $1,000 original principal balance	$0.00

SUMMARY OF DISTRIBUTIONS
Certificates Principal Paid	$0.00
Ending Certificates Principal Balance	$10,243,196.21
Certificate Pool Factor	1.00

Remaining amounts to the Seller	$6,526,811.13